COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

November 13, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I CMG Ultra Short Term Bond Fund (to be renamed Columbia Ultra Short Term Bond Fund effective December 1, 2018)	Post-Effective Amendment No. 334 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the Staff of the Securities and Exchange Commission (the Staff) on October 30, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, CMG Ultra Short Term Bond Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please update the prospectus cover and EDGAR Series and Class information with the new fund name, new series and class names, and ticker symbols when available.

Response:	The Fund and class information will be updated on the prospectus and SAI front cover pages as well as on EDGAR.

Comment 2:

Please add, if applicable, in the introductory language under Fees and Expenses of the Fund in the summary section that “shares of the Fund are available in other share classes that have different fees and expenses.”

Response:	The suggested language is not applicable to the share classes to be offered by the Fund.

Comment 3:	Please provide the completed Annual Fund Operating Expenses tables prior to effectiveness.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses tables for the Fund.

Comment 4:	Please explain supplementally why other expenses are estimated. Is there an expense component that is unique to the new share class?

Response:

Other expenses are based on estimated amounts, taking into consideration the unbundling of the Fund’s unified fee structure. The Fund previously had a unified fee structure for its sole share class, and a new management agreement unbundling the unified fee structure was approved by shareholders in October. Effective on December 1, 2018, the expenses in the Annual Fund Operating Expenses table reflect the new management fee of 0.21% and an estimate of the other fees which had previously been included in the unified fee.

Comment 5:

The Principal Investment Strategies include investment in mortgage- and other asset-backed securities, including the amounts in non-agency, non-investment grade tranches. Please supplementally explain the types and amounts of mortgage- and other asset-backed securities the Fund will use. We may have more comments depending on the response.

Response:

The Fund’s most recent annual report to shareholders as of July 31, 2018, demonstrates, as of a point in time, the percentage of total Fund investments in mortgage- and other asset-backed securities, which is as follows: 0% in asset-backed securities (agency); 25.3% in asset-backed securities (non-agency); 3.4% in commercial mortgage-backed securities (non-agency), 0% (rounds to zero) in residential mortgage-backed securities (agency); and 0.2% in residential mortgage-backed securities (non-agency).

Comment 6:

Consider including a separate risk factor (if a principal risk) for floating rate securities, including, if applicable, that transactions in floating rate loans can often take longer than 7 days to settle, which may adversely impact a fund’s short-term liquidity need and such investments may not be securities and may not have the protections afforded by the federal securities laws.

Response:	The Fund is not currently investing in floating rate loans as a principal strategy and, thus, a related principal risk disclosure is not warranted.

Comment 7:	Disclose liquidity risk associated with non-agency asset backed and mortgage backed securities.

Response:

The Fund’s Principal Risks already includes rather fulsome disclosure as to liquidity risk (under the principal risk name “Liquidity Risk”). As such, we modified the Principal Risk “Mortgage- and Other Asset-Backed Securities Risk” to reference liquidity risk, which is then described under Liquidity Risk.

Comment 8:

In the narrative preceding the bar chart and Average Annual Total Returns table in the Performance Information section, if either Class Adv or Class Inst shares have higher expenses than Class Inst3 shares, please disclose that because these classes have higher expenses than that of Class Inst3 shares, their performance is lower than that of the Class Ins3 shares.

Response:	We have determined to add the following disclosure:

Share classes with expenses that are higher than Class Inst3 shares will have performance that is lower than Class Inst3 shares.

Comment 9:

Certain of the Principal Risks disclosure contained in the More Information About the Fund – Principal Risks section is virtually identical to the Principal Risks disclosure in the Summary of the Fund – Principal Risks section. Please revise in accordance with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:

After careful consideration, the Fund has determined to leave the disclosure in the More Information section and Summary section as is, as the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 10:

Please specify which classes are being referred to in this sentence under Summary of Share Class Features in the Choosing a Share Class section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge (CDSC), or other asset-based fee for sales or distribution, such as a Rule 12b-1 fee, may be required to pay a commission to the financial intermediary for effecting such transactions.”

Response:	The above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, we do not intend to modify the disclosure.

Comment 11:

Please delete the following disclosure from the third paragraph under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section. The Fund cannot disclaim responsibility.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility.

Comment 12:

Please revise the following disclosure under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section to carve out sales loads. “The financial intermediaries that offer sales charge reductions or waivers, as described in Appendix A, are responsible for ensuring that you receive any such reductions or waivers that may be available to you in this regard. Please consult your financial intermediary for additional information regarding any sales charge reduction and/or waiver described in Appendix A.” Because the Fund establishes the sales load, and it is disclosed in the Fund’s prospectus, the Fund cannot disclaim responsibility if the intermediary fails to give a specified discount.

Response:	The disclosure has been revised as follows:

The financial intermediaries that offer their own sales charge reductions or waivers, as described in Appendix A, should, as need be, be consulted to ensure that you receive any such reductions or waivers that may be available to you through the particular financial intermediary. Thus, please consult your financial intermediary for additional information regarding any sales charge reduction and/or waiver described in Appendix A.

Comment 13:

The disclosure in the first and second paragraphs under Class A and Class V Shares Front-End Sales Charge Waivers of the Choosing a Share Class – Reductions/Waivers of Sales Charges section refers investors to Appendix S to the SAI for a more complete description of categories of investors, and eligible transactions in accounts of financial intermediaries, for the purchase of Class A and Class V shares at NAV. Please confirm that all waivers are included in the prospectus except as provided in Item 17(d) and Item 23(b) to Form N-1A. The same comment also applies to the last sentence of next paragraph.

Response:	So confirmed as to all currently offered waivers.

Comment 14:

Delete disclosure throughout the second paragraph under Class A and Class V Shares Front-End Sales Charge Waivers in the Choosing a Share Class – Reductions/Waivers of Sales Charges section that refers to financial intermediaries that have entered into agreements with Distributor or specify these financial intermediaries. The same comment applies to the first paragraph under Class T Sales Charge Waivers in the same section.

Response:

We are continuing to consider the Staff’s comment and evaluating internally its scope within an organization as large as Columbia Threadneedle to ensure that any disclosure changes in this regard are appropriately contemplated.

Comment 15:

The disclosure within the paragraph under CDSC Waivers – Class A, Class C and Class V in the Choosing a Share Class – Reductions/Waivers of Sales Charges section refers investors to Appendix S to the SAI for a more complete description of available waivers. Please confirm that all waivers are included in the prospectus except as provided in Item 17(d) and Item 23(b) of Form N-1A.

Response:	So confirmed as to all currently offered waivers.

Comment 16:

Under Satisfying Fund Redemption Requests in the section Buying, Selling and Exchanging Shares – Selling Shares section, please add “for all methods of payment” if true after “Except as noted below with respect to newly purchased shares, the Fund typically expects to send you payment for your shares within two business days after your trade date.”

Response:	The disclosure will be so revised.

Comment 17:

The disclosure in the paragraph under Redemptions of Newly Purchased Shares in the Buying and Selling Fund Shares – Selling Shares section indicates that only shares that have been held in your account for 10 calendar days after the trade date of the purchase will be considered to be in “good form” for redemption. Please revise the disclosure to reflect that shares will be considered to be in “good form” upon the earlier of when the payment clears or 10 calendar days after the trade date of the purchase.

Response:	The disclosure has been modified as follows:

Only shares that have been held in your account for 6 calendar days after the trade date of the purchase (when the purchase is made by check or electronically by ACH and your purchase payment is not guaranteed) will be considered to be in “good form” for redemption (Collected Shares).

Comment 18:	Why is Appendix A included for these shares which are sold through a different prospectus? Is this part of the book?

Response:

The Fund’s prospectus provides a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are currently offered by the

Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Comment 19:

Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section as well any italicized language stating that the information has been provided by the named financial intermediary. The Fund cannot disclaim responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	The above disclosure has been revised as follows:

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies ~~and are not responsible for ensuring that you receive any discounts or waivers that may be available to you~~.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 20:	All prior comments on fundamental restrictions are reiterated.

Response:	We believe that the disclosure in this filing reflects consideration of such prior comments.

Comment 21:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to political subdivisions in concentration policy D1, the following disclosure was included in other filings with FN *: “Investments in private activity bonds that are backed only by the assets and revenues of a non-governmental issuer are subject to a Fund’s industry concentration policy.” The Staff provided a comment that “only” should be changed to “principally” in this sentence, for the concentration policy to be acceptable. Otherwise, the statement of additional information should state that the fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:

SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

As the concentration policy notes that “obligations issued or guaranteed by the U.S. Government, any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions” are not subject to the policy, the footnote disclosure was removed, as it is clear from the policy that non-governmental issuers are subject to the concentration policy.

Comment 22:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D5, please change “The Fund will consider the concentration policy of any underlying funds” to “The Fund will consider the investments of any underlying funds...”. This explanation should apply to all funds.

Response:

The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 23:

In the footnote “*” associated to the concentration category in the Fundamental Policies section, please delete “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests” and revise to state the Fund “will consider the portfolio positions of underlying funds in which it invests.”

Response:

We have considered the comment and determined to not make the requested change. As noted in the Funds’ concentration policy, Fund assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the Investment Company Act of 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, notwithstanding the concentration limitation. The portion of the footnote addressed in the comment applies to fundamental policies of other series of Columbia Funds Series Trust I.

Comment 24:

In Non-Fundamental Policies—Additional Information about Concentration with respect to the disclosure about the Adaptive Retirement and the Multi-Manager Funds, these funds relate to D7 and D1. This should be revised. A fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:

The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. Absent published guidance from the Staff – guidance that directs all investment companies to follow a policy to consider investments in underlying funds when determining compliance with the fund’s concentration policy – the Trust, on behalf of the Fund, deems the Fund’s current concentration policy consistent with the 1940 Act, its rules and regulations. Nonetheless, to the extent that the Registrant determines that the Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)

Classes Adv, Inst and Inst3
Maximum sales charge (load) imposed on purchases	None
Maximum deferred sales charge (load) imposed on redemptions	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class Adv	Class Inst	Class Inst3
Management fees(a)	0.21%	0.21%	0.21%
Distribution and/or service (12b-1) fees	0.00%	0.00%	0.00%
Other expenses(b)	0.15%	0.15%	0.03%
Total annual Fund operating expenses	0.36%	0.36%	0.24%

(a)	Management fees have been restated to reflect current management fee rates, which reflects a shareholder-approved fee structure change (unbundling of the Fund’s unified fee structure).
(b)	Other expenses have been restated and are based on estimated amounts for the Fund’s current fiscal year, taking into consideration the unbundling of the Fund’s unified fee structure.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class Adv (whether or not shares are redeemed)	$37	$116	$202	$456
Class Inst (whether or not shares are redeemed)	$37	$116	$202	$456
Class Inst3 (whether or not shares are redeemed)	$25	$77	$135	$306